FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                          For the month of August 2003

                ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA


                            Rua Sete de Setembro, 362
                    Vitoria, Espirito Santo, Brazil 29015-000
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X    Form 40-F
                                     ---            ---


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes    No X
                                      ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this current report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Espirito Santo Centrais Eletricas S. A. - ESCELSA
                                                                  (Registrant)

Date: August 12, 2003                  By:  /s/ Sergio Pereira Pires
                                          --------------------------------
                                          Name:   Sergio Pereira Pires
                                          Title:  Chief Financial Officer


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                                  EXHIBIT INDEX

99.1   Quarterly Financial Statements as of June 30, 2003.

99.2   English translation of the Accountants' Review Report.

99.3   Press Release Announcing Rate Increase of 17.30%.